News Release

RESIN SYSTEMS ACCEPTED FOR TRADING ON THE TORONTO STOCK EXCHANGE

Edmonton, Alberta, December 15, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company ("RS"), is pleased to announce that the Toronto Stock Exchange (the "TSX") has conditionally approved RS's application for the listing of its issued and outstanding common shares on the TSX.  It is anticipated that trading in the common shares of RS will commence at market opening on or about December 20, 2005.  The common shares of RS will be delisted from the TSX Venture Exchange at that time.  RS's trading symbol "RS" and CUSIP number "76111T" remain unchanged.

Kingsdale Capital Markets Inc. acted as RS's sponsor in connection with its graduation to the TSX.

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes. The foundation of these solutions is based on the company’s patented polyurethane Version™ resin system. RS is continuously building on this foundation through additional patent pending and trade secret knowledge. The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS is in the process of commercializing the RStandard for sale to power utility companies both domestically and internationally. The RStandard modular composite utility pole application is winner of the 2005 ACE award from the American Composites Manufacturers Association for the most creative application and innovative use of composites material. For the latest on the company’s developments, click on ‘Latest News’ on www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

www.grouprsi.com

The TSX Venture Exchange has not reviewed and does not acceptresponsibility for the adequacy or accuracy of this release.

This release is available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.